October 15, 2009

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549
Attention:  Ms. Sally Samuel

Re:	Wilshire Variable Insurance Trust (the “Registrant”) Request for Withdrawal of Post-Effective Amendments File Nos. 333-15881 and 811-07917

Dear Ms. Samuel:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests withdrawal of the Post-Effective Amendments below (the “Post-Effective Amendments”) to the Registrant’s Registration Statement on Form N-1A:

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
23	05-20-2008	485APOS	0001398344-08-000169
24	07-31-2008	485BXT	0001398344-08-000233
25	08-29-2008	485BXT	0001398344-08-000279
26	09-12-2008	485BXT	0001398344-08-000292
27	09-26-2008	485BXT	0001398344-08-000301
29	10-28-2008	485BXT	0001398344-08-000367
30	11-25-2008	485BXT	0001398344-08-000446
32	12-24-2008	485BXT	0001398344-08-000537

Securities and Exchange Commission
October 15, 2009

33	01-22-2009	485BXT	0001398344-09-000059
34	02-20-2009	485BXT	0001398344-09-000215
36	03-20-2009	485BXT	0001398344-09-000325
37	04-03-2009	485BXT	0001398344-09-000367
39	05-01-2009	485BXT	0001398344-09-000475
40	05-20-2009	485BXT	0001398344-09-000573
41	06-29-2009	485BXT	0001398344-09-000650
42	07-24-2009	485BXT	0001398344-09-000747
43	08-24-2009	485BXT	0001398344-09-000863
44	09-22-2009	485BXT	0001398344-09-000915

The Post-Effective Amendments related to the addition of the Wilshire Balanced Income ETF Portfolio, the Wilshire Balanced ETF Portfolio and the Wilshire Balanced Growth ETF Portfolio (the “Funds”) as new series of the Registrant.  The Registrant is requesting withdrawal of the Post-Effective Amendments because it does not at this time seek to proceed with the Funds and the offerings contemplated by the Post-Effective Amendments.  No securities of the Funds were sold, or will be sold, pursuant to the Post-Effective Amendments.

If you have any questions, please contact Renee Hardt at (312) 609-7616 or Jennifer Goodman at (312) 609-7732.

Very Truly Yours, WILSHIRE VARIABLE INSURANCE TRUST

/s/ Lawrence E. Davanso
By: Lawrence E. Davanzo President